UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INOTIV, INC.
(Name of Issuer) Common Shares
Common Stock, No Par Value
(Title of Class of Securities)

45783Q100
(CUSIP Number)

Stewart D. Cables, Esq. Hassan and Cables, LLC 1035 Pearl Street, Suite 200 Boulder, CO 80302 (303) 625-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45783Q100	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Phillip Bendele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
837,639
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
837,639
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
837,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.283708%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 837,639 shares of Common Shares, no par value per share (the “Common Stock”), of Inotiv, Inc., an Indiana corporation (the “Issuer”), whose principal executive offices are located at 2701 Kent Ave, West Lafayette, Indiana 47906 - 1350, USA.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Phillip Bendele who is referred to herein as the “Reporting Person.”

(b)        The Reporting Person resides at 7695 Watonga Way, Boulder, CO 80303.

(c)        Reporting Person is a senior manager at Inotiv Boulder, LLC, a Colorado limited liability company (“Inotiv Boulder”), a wholly-owned subsidiary of Issuer with a principal office address at 2701 Kent Ave, West Lafayette, Indiana 47906 - 1350, USA. The principal address of Reporting Person’s place of business is 5541 Central Ave, Boulder, Colorado 80301. Following the Merger, Inotiv Boulder serves as a contract pharmacology and pathology company specializing in in vivo models of rheumatoid arthritis, osteoarthritis, and inflammatory bowel disease as well as other autoimmune and inflammation models.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 15, 2021, Boulder BioPath Inc., a Colorado corporation (the “Company”), Issuer, Rock Mergeco, Inc., a Colorado corporation (“Merger Sub”), Inotiv Boulder, LLC, an Indiana limited liability company (“Inotiv Boulder”), Alison Bendele and Phillip Bendele, collectively, the holders of all of the outstanding shares of common stock of the Company (collectively, the “Stockholders”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and conditions set forth in the Merger Agreement, Issuer agreed to acquire the Company through two mergers, as follows: (1) Merger Sub merged with and into the Company (“First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Issuer; and (2) immediately thereafter, Company merged with and into Inotiv Boulder, with Inotiv Boulder surviving the Second Merger as a wholly-owned subsidiary of Issuer. On April 30, 2021, the Company closed (the “Closing”) the transactions contemplated by the Merger Agreement and the merger under the Merger Agreement was consummated on May 3, 2021 (the “Merger”).

Under the terms of the Merger Agreement, at the Closing, the Issuer issued an aggregate of approximately 1.588 million shares of its common stock to the Stockholders, based on a per share common stock exchange ratio of 15.882353 shares of the Issuer’s common stock for each share of the Company’s common stock outstanding immediately prior to the Merger. The exchange ratios were determined through arm’s-length negotiations between the Issuer and the Stockholders.

Immediately prior to the Merger, the Reporting Person beneficially owned 50,000 shares of the Company’s common stock. Upon consummation of the Merger, after giving effect to the exchange ratios, the Reporting Person became the beneficial owner of 837,639 shares of Issuer common stock

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Issuer’s common stock pursuant to the terms of the Merger Agreement. Simultaneously with the Closing pursuant to the Merger Agreement, Reporting Person entered into a Lock-Up Agreement with Parent (“Lock-up Agreement”) pursuant to which the Reporting Person agreed, among other things, to refrain from selling any shares for a period of one (1) year from the Closing, subject to certain exceptions permissible by law. A true and accurate copy of the Lock-up Agreement is attached hereto as Exhibit “B.” Other than as described above in this Item 4, Reporting Person does not have any plans or proposals with respect to the Issuer which relate to or would result in the events listed for Item 4 (a) – (j) of the instructions for Schedule 13D.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information below is based on a total of approximately 15,824,189 shares of Issuer common stock outstanding as of April 30, 2021, following the Merger.

(a)       The Reporting Person may be deemed to be the beneficial owner of 837,639 shares of Common Stock. Such 837,639 shares represent approximately 5.284% of the outstanding shares of Common Stock.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 837,639 shares.

(c)       The Reporting Person received all of shares in the Issuer pursuant to the Merger.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, the Reporting Person entered into the Lock-up Agreement with the Issuer pursuant to which the Reporting Person agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, the Common Stock without the prior written consent of Issuer for a period of one (1) year after the closing date of the Merger. The forgoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, a form of which is attached hereto as Exhibit “B”, and which is incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Agreement and Plan of Merger dated April 15, 2021, by and among the Issuer, the Company, Rock MergeCo, Inotiv Boulder, LLC, and the Stockholders.

Exhibit B – Lock-up Agreement.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021	REPORTING PERSON

	By:	/s/ Phillip Bendele
	Name	Phillip Bendele
	Title	Individual